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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

Price Sensitive Information

SMIC 45LL Technology Has Successfully Completed Process Qualification and
SRAM Product Qualification

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) today announced that its Low Leakage (“LL”) 45-nanometer (nm) technology, implemented at SMIC’s 300mm facility in Shanghai, has successfully passed process qualification and SRAM product qualification (I/O 1.8V) with natural yield higher than 85% for 32Mb SRAM with bitcell of 0.299 um2.

Semiconductor Manufacturing International Corporation ( “SMIC”, NYSE: SMI and SEHK: 0981.HK) today announced that its Low Leakage (“LL”) 45-nanometer (nm) technology, implemented at SMIC’s 300mm facility in Shanghai, has successfully passed process qualification and SRAM product qualification (I/O 1.8V) with natural yield higher than 85% for 32Mb SRAM with bitcell of 0.299 um2.

SMIC’s 45nm LL technology was developed based on the comprehensive license of IBM’s silicon-proven 45nm bulk complementary metal-oxide-semiconductor (“CMOS”) logic technology platform. The process employs 193nm immersion photolithography with copper interconnects up to ten metal layers and offers multiple Vt core devices (low, medium, and high) to meet different product requirements. As the process provides an excellent balance of high performance and low power consumption, it is suitable for all applications that are performance driven and power conscious, such as baseband and application processor chips for mobile handsets, high-definition video processors chips, and other consumer and communication device chips.

“We have already commenced our development on 45nm LL Library and IP to support our customers. This qualification achievement enhances SMIC’s position as the advanced logic technology leader in China, enabling SMIC to further serve its customers with competitive advanced technology” said Chris Chi, Senior Vice President and Chief Business Officer of SMIC. “With this achievement we are becoming the first foundry in Mainland China to offer 45nm technology. Moving forward, SMIC will take aggressive steps to strengthen our technology offering and enhance the product mix to lead the Company to a better position for profitability.”

SAFE HARBOUR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Dr. David N. K. Wang

President, Chief Executive Officer

Executive Director

Shanghai, PRC
March 30, 2010